                                    Form 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                  For the quarterly period ended June 30, 1998


               .......... Paging Network do Brasil S.A. ..........
                 (Translation of registrant's name into English)

                 ..........Rua Alexandre Dumas, 1,711..........
                        ......Chacara Santo Antonio......
                ..........Sao Paulo, 04717-004, Brazil...........
                    (Address of principal executive offices)

                          PAGING NETWORK DO BRASIL S.A.

                                      INDEX


                                                                            Page
PART I.  FINANCIAL INFORMATION
-------  ---------------------

    Item 1.   Financial Statements

       a) Balance Sheet at December 31, 1997 (audited) and
          June 30, 1998 (unaudited)...........................................3

       b) Statement of Operations for the
          three months and six months ended June 30, 1997
          and 1998 (unaudited)................................................4

       c) Statement of Cash Flows for the
          six months ended June 30, 1997 and 1998 (unaudited).................5

       d) Statement of Shareholders' Equity at June 30, 1998 (unaudited)......6

       e) Notes to Financial Statements (unaudited)...........................7


    Item 2.   Management's Discussion and Analysis of
              Financial Condition and Results of Operations..................10

PART II.  OTHER INFORMATION
--------  -----------------

    Item 1.   Legal Proceedings..............................................14

    Item 2.   Changes in Securities..........................................14

    Item 3.   Defaults Upon Senior Securities................................14

    Item 4.   Submission of Matters to a Vote of Security Holders............14

    Item 5.   Other Information..............................................14

    Item 6.   Exhibits.......................................................14

    Signatures...............................................................15

Item 1 (a)

                                                    PAGING NETWORK DO BRASIL S.A.
                                                            BALANCE SHEET
                                               At December 31, 1997 and June 30, 1998
                                                      (Amounts in U.S. dollars)

                                                                      December 31,             June 30,
                                                                          1997                   1998
                                                                    -----------------      ------------------
                                                                       (Audited)               (Unaudited)
Assets
Current assets:
    Cash and cash equivalents.................................       $       377,004        $       933,244
    Short-term investments....................................            59,039,317             45,370,903
    Accounts receivable, net..................................               819,835                482,889
    Refundable taxes..........................................               280,917              1,006,023
    Pager inventories.........................................             6,825,310              8,994,488
    Prepaid expenses and other current assets.................               173,030                451,013
    Pledged securities-current................................            14,842,004             15,287,140
                                                                     ---------------        ---------------
           Total current assets...............................            82,357,417             72,525,700
Fixed assets, net.............................................            18,945,448             22,474,329
Pledged securities............................................            23,886,559             16,147,113
Debt issuance costs, net......................................             6,895,019              6,257,526
Other assets..................................................               316,020                327,797
                                                                     ---------------        ---------------
          Total assets........................................       $   132,400,463        $   117,732,465
                                                                     ===============        ===============

Liabilities and shareholders' equity (deficit)
Current liabilities:
    Accounts payable..........................................       $     1,881,127        $     1,623,836
    Accrued expenses..........................................             4,255,335              6,086,599
    Payable to related parties................................             1,571,368              1,067,914
                                                                     ---------------        ---------------
         Total current liabilities............................             7,707,830              8,778,349
Senior notes..................................................           125,000,000            125,000,000
Redeemable preferred stock, without par value
    Authorized shares - 63,000 shares
    Issued and outstanding, 30,000 shares.....................            33,661,424             35,708,394

Shareholders' equity (deficit)
Cumulative translation adjustments............................                    -               1,279,237
    Common stock, without par value
    Authorized shares - 2,037,387
    Issued and outstanding 1,378,401..........................                30,760                 30,760
Accumulated deficit...........................................           (33,999,551)           (53,064,275)
                                                                     ---------------        ---------------
          Total shareholders' equity (deficit)................           (33,968,791)           (51,754,278)
                                                                     ---------------        ---------------
          Total liabilities and shareholders' equity (deficit)          $132,400,463        $   117,732,465
                                                                    ================        ===============

                 See accompanying notes to financial statements.

Item 1(b)

                                                    PAGING NETWORK DO BRASIL S.A.
                                                       STATEMENT OF OPERATIONS
                                  For the three months and six months ended June 30, 1997 and 1998
                                                      (Amounts in U.S. dollars)
                                                             (Unaudited)

                                                      Three Months Ended                   Six Months Ended
                                                             June 30,                          June 30,
                                                ------------------------------   -------------------------------
                                                      1997            1998            1997              1998
                                                ------------    -------------    ------------  -----------------
Revenues:
  Services, rent and maintenance
    revenues..............................      $    215,944    $   5,760,607    $    257,567  $      10,775,767
  Product revenues........................           273,899        1,477,877         302,780          2,812,833
                                                ------------    -------------    ------------  -----------------
Gross revenues............................           489,843        7,238,484         560,347         13,588,600
  Taxes...................................          (149,799)        (740,817)       (178,197)        (1,358,380)
                                                ------------    -------------    ------------  -----------------
Total revenues............................           340,044        6,497,667         382,150         12,230,220
Cost of products sold.....................          (246,065)      (1,592,885)       (264,193)        (2,997,098)
                                                ------------    -------------    ------------  -----------------
                                                      93,979        4,904,782         117,957          9,233,122
Operating costs and expenses:
  Services rent and maintenance...........           865,350        2,274,638       1,699,237          4,260,270
  Selling, general and administrative.....         3,416,192        6,664,769       5,890,942         13,098,369
  Depreciation and amortization...........           258,227        1,183,225         410,400          1,919,742
                                                ------------    -------------    ------------  -----------------
      Total operating costs and expenses..         4,539,769       10,122,632       8,000,579         19,278,381
                                                ------------    -------------    ------------  -----------------
      Operating loss......................        (4,445,790)      (5,217,850)     (7,882,622)       (10,045,259)
Other income (expense):
    Interest expense......................        (1,065,607)      (4,499,087)     (1,110,775)        (9,113,359)
    Interest income.......................         1,115,455        2,839,980       1,365,766          6,307,635
    Other expense.........................                -            34,654              -             (52,891)
    Monetary loss.........................                -        (1,385,502)             -          (3,045,560)
    Exchange and translation loss.........          (474,691)               -        (708,325)                 -
                                                ------------    -------------    ------------  -----------------
    Total other income (expense)..........          (424,843)      (3,009,955)       (453,334)        (5,904,175)
                                                ------------    -------------    ------------  -----------------
Net loss..................................      $ (4,870,633)   $  (8,227,805)   $ (8,335,956) $     (15,949,434)
                                                ============    =============    ============  =================

                 See accompanying notes to financial statements.

Item 1(c)

                                                    PAGING NETWORK DO BRASIL S.A.
                                                       STATEMENT OF CASH FLOWS
                                           For the six months ended June 30, 1997 and 1998
                                                      (Amounts in U.S. dollars)
                                                             (Unaudited)


                                                                                             Six Months Ended
                                                                                                 June 30,
                                                                                     -----------------------------------
                                                                                             1997            1998
                                                                                     ---------------  ------------------
Operating activities:
   Net loss......................................................................    $   (8,335,956)  $    (15,949,435)
   Adjustments to reconcile net loss to net cash used by
      operating activities:
      Depreciation and amortization..............................................           410,400          1,919,742
      Provision for losses on accounts receivable................................            25,000          1,253,398
      Amortization of debt issuance costs........................................           (14,225)           610,023
      Monetary loss..............................................................                 -          3,045,560
      Loss on sale of equipment..................................................                 -             87,545
      Changes in operating assets and liabilities:
           Increase in accounts receivable.......................................          (323,349)          (939,841)
           Decrease (increase) in refundable taxes...............................           103,869           (738,926)
           Increase in pager inventories.........................................        (1,062,755)        (2,525,996)
           Increase in prepaid expenses and other current assets.................          (231,949)          (290,819)
           Increase in other assets..............................................          (288,694)           (23,233)
           (Increase) decrease in pledged securities.............................          (171,232)         7,407,095
           Increase (decrease) in accounts payable...............................           812,446           (181,284)
           Increase in accrued expenses..........................................         2,883,387          1,860,423
           Decrease in payable to related parties................................          (561,352)          (503,454)
                                                                                     --------------   -----------------
                Net cash used in operating activities............................        (6,754,410)        (4,969,202)

Investing activities:
           Purchase of fixed assets..............................................        (4,464,765)        (6,165,410)
           (Increase) decrease in short term investment..........................       (69,486,408)        11,801,544
                                                                                     --------------   ----------------
                Net cash (used in) provided by investing activities..............       (73,951,173)         5,636,134

Financing activities:
           Proceeds from the sale of common and redeemable preferred stock.......         9,550,660                   -
           Proceeds of senior notes, net of debt issuance cost...................       117,000,000                   -
           Pledged securities....................................................       (45,603,342)                 -
                                                                                     --------------
                Net cash provided by financing activities........................        80,947,318                   -
Effect of exchange rate changes on cash .........................................                -            (110,692)
                                                                                                      -----------------
Net increase in cash and cash equivalents........................................           241,735            556,240
Cash and cash equivalents at beginning of period.................................        12,444,689            377,004
                                                                                     --------------   ----------------
Cash and cash equivalents at end of period.......................................    $   12,686,424   $        933,244
                                                                                     ==============   ================


                 See accompanying notes to financial statements.

Item 1(d)


                                                      PAGING NETWORK DO BRASIL
                                                  STATEMENT OF SHAREHOLDERS' EQUITY
                                               For the six months ended June 30, 1998
                                                      (Amounts in U.S. dollars)
                                                             (Unaudited)


                                                                                        Cumulative
                                                                     Accumulated        Translation
                                                 Common Stock          Deficit          Adjustments           Total
                                               ----------------    ----------------   ---------------    ----------------
Balance at December 31, 1997................   $        30,760     $   (33,999,551)   $             -    $   (33,968,791)
Accrued dividends on redeemable preferred
    stock...................................                 -          (2,046,970)                 -         (2,046,970)
Cumulative translation adjustement..........                 -                   -          1,279,237          1,279,237
Monetary adjustment on redeemable preferred
    stock...................................                 -          (1,068,319)                 -         (1,068,319)
Net loss for the period.....................                 -         (15,949,435)                 -        (15,949,435)
                                               ---------------     ---------------    ---------------    ---------------
Balance at June 30, 1998....................   $        30,760     $   (53,064,275)   $     1,279,237    $   (51,754,278)
                                               ===============     ===============    ===============    ===============



                 See accompanying notes to financial statements.

Item 1(e)

                          PAGING NETWORK DO BRASIL S.A.
                          NOTES TO FINANCIAL STATEMENTS
                                  June 30, 1998
                            (Amounts in U.S. dollars)

1.    Organization

          Paging Network do Brasil S.A. (formerly Warburg Paging do Brasil Ltda., the "Company") was formed on April 7, 1996 through an investment by Warburg, Pincus Ventures, L.P. During 1997, the Company started to provide paging services in Sao Paulo and Rio de Janeiro and now offers extended paging services to eight other cities in Brazil.

          In October 1996, the Company increased its capital to approximately $5.5 million and in December 1996, as a result of capital contributions of three new shareholders, received approximately $15 million of additional capital. In December 1996, the Company changed its name from Warburg Paging do Brasil Ltda. to Paging Network do Brasil Ltda. and then to Paging Network do Brasil S.A. following a change in its legal formation from a limited liability company (Ltda.) to a closed corporation (S.A.). In June 1997, the Company issued $125 million principal amount of 13-1/2% Senior Notes due June 6, 2005 (the "Senior Notes"). Prior to consummation of the Senior Note offering, the Company received from shareholders approximately $9.5 million in connection with the issuance of additional shares of redeemable preferred stock, and effected a stock split of
40.74774 for each issued and outstanding share of common stock.

2.    Summary of Significant Accounting Policies

          The financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP") in U.S. dollars.

          The Company's significant accounting policies are as follows:

          Foreign Currency Translation

          Until December 31, 1997, the financial statements were translated from Brazilian reais to U.S. dollars in accordance with the provisions of Statement of Financial Accounting Standards No. 52 as it applies to entities operating in highly inflationary economies. Pager inventories, fixed assets and intangibles and related income statement accounts were remeasured at exchange rates in effect when the assets were acquired or the liabilities were incurred. All other assets and liabilities were remeasured at period end exchange rates, and all other income and expense items were remeasured at average exchange rates prevailing during the period. Remeasurement adjustments were included in exchange and translation gains (losses).

          Effective January 1, 1998, the Company determined that Brazil ceased to be a high inflationary economy under SFAS 52. Accordingly, as of January 1, 1998, the Company began using the real as the functional currency. As a result, all assets and liabilities are translated into dollars at period end exchange rates and all income and expense items are translated into U.S. dollars at the average exchange rate prevailing during the period. Translation adjustments are not included in determining net income but reported in a separate component of equity. Transaction (losses) associated with the Company's net U.S. dollar liability position is included in monetary (losses).

          Revenues Recognition

          The Company recognizes revenues under service, rental and maintenance agreements with customers as the related services are performed. Advance billings for services are deferred and recognized as revenues when earned. Sales of pagers are recognized upon delivery. Sales commissions are included in selling, general and administrative expenses. The Company will lease certain pagers under month-to-month arrangements.

          Allowance for Doubtful Accounts

          The Company had an allowance for doubtful accounts of $977,000 at December 31, 1997, and $1,215,000 at June 30, 1998. Charges to the allowance during the six months ended June 30, 1997 and 1998 were $0 and $1,015,000.

          Inventories

          Inventories are recorded at the lower of average cost or market.

          Reclassifications

          Certain amounts for the three months ended March 31, 1998 have been reclassified to conform with the presentation of the financial statements as of June 30, 1998.

          Use of Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.    Related Party Transactions

          The Company has agreed to reimburse its shareholders for certain transaction costs associated with the formation of the Company and the $125 million Senior Note offering consummated on June 6, 1997. As of June 30, 1998, the Company had a payable of approximately $968,000 to Warburg, Pincus and approximately $100,000 to Paging Network, Inc.

4.    Long Term Debt

          On June 6, 1997, the Company issued $125 million principal amount of 13-1/2% Senior Notes due June 6, 2005. Interest is payable semi-annually in arrears on June 6 and December 6 of each year, commencing on December 6, 1997. Of the $125 million proceeds approximately $45.6 million were used to purchase U.S. government securities, scheduled interest and principal payments on which are in amounts sufficient to provide for payment in full when due of the first six scheduled interest payments on the Senior Notes. Debt issuance costs are capitalized and amortized over the term of the debt under the effective yield method.

          The Senior Notes are redeemable on or after June 6, 2001 at the option of the Company, in whole or in part from time to time, at specified redemption prices declining annually to 100% of the principal amount on or after June 6, 2004, plus accrued interest. The Senior Notes contain certain covenants that, among other things, limit the ability of the Company to incur additional indebtedness or issue preferred stock, pay dividends or make certain other restricted payments. Upon a change of control, the Company is required to make an offer to purchase the Senior Notes at a purchase price equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any. In accordance with the covenants of the Senior Notes and the Company's current level of leverage, at June 30, 1998, the

Company is unable to make any dividend payments.

          At June 30, 1998, the Senior Notes were traded at 80.85% of principal amount.

5.    Accrued Expenses

          Accrued expenses at December 31, 1997 and June 30, 1998 are comprised of the following:

                                                       1997        1998
                                                       ----        ----

Excise taxes payable                               $  141,013   $  148,135
Withholding taxes payable                             392,177      286,854
Payroll and other benefits payable                  1,419,651    1,775,577
Accrued interest payable                            1,125,000    1,125,000
Other                                               1,177,494    2,751,033
                                                   ----------   ----------
                                                   $4,255,335   $6,086,599
                                                   ==========   ==========

6.   Redeemable Preferred Stock

          The redeemable preferred stock has an accruing dividend with an effective annual rate of 12% compounding quarterly for the first five years from its issuance on December 11, 1996. On the fifth anniversary of its issuance, the dividend increases to an effective rate of 14% compounding quarterly. On the sixth anniversary all previously accrued dividends will be paid in kind. The annual dividend rate will increase to 16% in the seventh year, 18% in the eighth year, and 20% in the ninth and tenth years. After the sixth anniversary, subject to the terms of the Senior Note indenture, all dividends will be payable in cash. The Company is required to redeem, in U.S. dollars, the redeemable preferred stock at $1,000 per share plus accrued and unpaid dividends on the tenth anniversary of its issuance.

          The holders of the redeemable preferred stock are entitled to voting rights limited to specific matters included in the Company's by-laws.

          The amount of accrued and unpaid dividends on the redeemable preferred stock at December 31, 1997 and at June 30, 1998 was $3,661,000 and $5,708,000,
respectively.

Item 2

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Form 6-K contains forward-looking statements, which involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. The following discussion should be read in conjunction with the financial statements, including the notes thereto, included in this report.

Results of Operations

          Three months and six months ended June 30, 1998 compared with three months and six months ended June 30, 1997

          Although the Company's financial statements are presented pursuant to U.S. GAAP in U.S. dollars, the Company's transactions are consummated in both Brazilian reais and U.S. dollars. Inflation and devaluation in Brazil have had, and may continue to have, substantial effects on the Company's results of operations and financial condition. See "Inflation and Exchange Rates".

          For the purpose of management's discussion and analysis, net revenues are defined as total revenues less cost of products sold.

          As a result of the development of the Company's business in Sao Paulo and Rio de Janeiro (the "Initial Markets") during the periods presented, the period-to-period comparisons of the Company's results of operations are not necessarily meaningful and should not be relied upon as an indication of future performance.

                                          Three Months ended              Six Months ended
                                              June 30,                        June 30,
                                    ----------------------------    ----------------------------
                                          1997            1998            1997            1998
                                    ------------    ------------    ------------    ------------

Net revenues ....................   $     93,979    $  4,904,782    $    117,957    $  9,233,122
Operating costs and expenses:
  Services rent and maintenance .        865,350       2,274,638       1,699,237       4,260,270
  Selling, general and
  administrative ................      3,416,192       6,664,769       5,890,942      13,098,369
  Depreciation and amortization .        258,227       1,183,225         410,400       1,919,742
                                    ------------    ------------    ------------    ------------
Total operating costs and
expenses ........................      4,539,769      10,122,632       8,000,579      19,278,381
                                    ------------    ------------    ------------    ------------
Operating loss ..................     (4,445,790)     (5,217,850)     (7,882,622)    (10,045,259)
Other income (expense) ..........       (424,843)     (3,009,955)       (453,334)     (5,904,175)
                                    ------------    ------------    ------------    ------------
Net loss ........................   $ (4,870,633)   $ (8,227,805)   $ (8,335,956)   $(15,949,434)
                                    ============    ============    ============    ============
Other data:
EBITDA1 .........................   $ (4,187,563)   $ (4,034,625)     (7,472,222)     (8,125,517)
Number of subscribers at end of
period ..........................          5,163          70,272           5,163          70,272


--------
1 EBITDA is defined as operating income (loss) plus depreciation, amortization and non-cash charges. EBITDA is a commonly used measure of performance in the paging industry. While EBITDA should not be construed as a substitute for operating income (loss) or a better measure of liquidity than cash flow from operating activities, each of which is determined in accordance with U.S. GAAP, it is included herein to provide additional information regarding the ability of the Company to meet its capital expenditures and any future debt service. EBITDA, however, is not necessarily a measure of the Company's ability to fund its cash needs because it does not include capital expenditures, which the Company expects to continue to be significant.

          Net Revenues. The Company's total revenues primarily consist of monthly fees paid by subscribers for the paging service, as well as product sales to both individuals and retailers, net of sales taxes. During the three months and six months ended June 30, 1998, the Company was offering service to customers in Sao Paulo and Rio de Janeiro.

          For the three months and six months ended June 30, 1998, the Company generated net revenues of $4,904,782 and $9,233,122 consisting of $5,760,607 and $10,775,767 in service revenues, $1,477,877 and $2,812,833 in product sales to customers, cost of sales of $1,592,885 and $2,997,098 and sales taxes of $740,817 and $1,358,380, respectively. During the three months and six months ended June 30, 1997, the Company's net revenues were $93,979 and $117,957, respectively. Average monthly revenues for the three months ended June 30, 1998 was approximately $33,000. Average monthly revenues for the three months ended June 30, 1997 was not meaningful due to the limited number of subscribers.

          Service, Rent and Maintenance Expenses. Service, rent and maintenance expenses include a portion of costs of compensation and benefits for the Company's dispatch and technical employees, transmitter site rentals, telephone line costs, transmission costs, vehicle rental costs and repair and maintenance expenditures and service call costs. During the three months and six months ended June 30, 1998, the Company incurred $2,274,638 and $4,260,270, respectively, of expenses in connection with the operations in Sao Paulo and Rio de Janeiro. During the three months and six months ended June 30, 1997, the Company incurred service, rent and maintenance expenses of $865,350 and $1,699,237, respectively, which did not include expenses from the Rio de Janeiro operation.

          Selling and Marketing Expenses. Selling and marketing expenses include commissions to salesmen and retailers, advertising and promotion. During the three months and six months ended June 30, 1998 the Company incurred $2,807,208 and $5,439,351, respectively, of selling and marketing expenses. During the three months and six months ended June 30, 1997, the Company incurred $1,009,738 and $1,377,743, respectively, of selling and marketing expenses.

          General and Administrative Expenses. General and administrative expenses include compensation benefits, rent, bank fees, outside services and the provision for losses on accounts receivable. During the three months and six months ended June 30, 1998 and 1997 the Company incurred $3,857,561 and $7,659,018 and $2,406,454 and 4,513,199, respectively, of general and administrative expenses. For the six months ended June 30, 1998 and 1997, included in such amounts is approximately $1,253,398 and $25,000, respectively, of costs associated with the provision for losses on accounts receivable.

          Depreciation and Amortization. Depreciation and amortization expenses consist primarily of depreciation of leased pagers, transmitters, paging terminals, leasehold improvements, telephone lines and cost of network installation. Depreciation and amortization expenses increased from approximately $258,227 and $410,400, respectively, for the three months and six months ended June 30, 1997 to $1,183,225 and $1,919,742, respectively, for the three months and six months ended June 30, 1998, primarily due the purchase and installation of equipment necessary to buildout its paging network and the buildout of the Rio de Janeiro office.

          Operating Loss. For the three months and six months ended June 30, 1998 the Company generated operating losses of $5,217,850 and $10,045,259, respectively, and for the three months and six months ended June 30, 1997, $4,445,790 and $7,882,622, respectively, primarily due to expenses in connection with the development of the Company's business as explained above.

          Interest Expense. Interest expense was $4,499,087 and $9,113,359, respectively, for the three months and six months ended June 30, 1998, and $1,065,607 and $1,110,775, respectively, for the three months and six months ended June 30, 1997, primarily as a result of interest associated with the Senior Notes.

          Interest Income. Interest Income increased to $2,839,980 and $6,307,635, respectively, for the three months and six months ended June 30, 1998 primarily as a result of investing the net proceeds from the Senior Note offering and issuance by the Company of its redeemable preferred stock.

          Exchange and Translation Loss. Exchange and translation loss was $474,691 and $708,325, respectively, for the three months and six months ended June 30, 1997, primarily as a result of its short-term investments in Brazil. Effective January 1, 1998, the Company began using the real as its functional currency. Unless Brazil returns to a highly inflationary status, the Company does not expect to incur future exchange and translation gains and losses.

          Monetary Loss. Beginning January 1, 1998, in accordance with SFAS52, monetary losses from the depreciation of the real against the U.S. dollar resulted in a net transaction loss of $1,385,502 and $3,045,560, respectively, for the three months and six months ended June 30, 1998.

          Income Taxes. The Company did not have taxable income during the periods presented and expects to generate losses for the foreseeable future.

          Net Loss. As explained above, net loss in the period presented is primarily attributable to significant expenses incurred during the period in connection with the development of the Company's business and the net interest expense associated with the Senior Notes.

          Liquidity and Capital Resources. The Company's operations and expansion into new markets and products lines will require substantial capital investment for the development and installation of paging systems and for the procurement of pagers and paging equipment. For the three months and six months ended June 30, 1998 and 1997 the Company made capital expenditures of $2,670,476 and $6,165,410 and $2,078,134 and $4,464,765 respectively.

          The Company commenced the buildout of systems for its paging services in May 1996 and completed the buildout of the Initial Markets during the first quarter of 1998 and is evaluating whether to commence the marketing of paging services into other markets during 1999. As of June 30, 1998, the Company has
(1) completed the buildout of its Sao Paulo and Rio de Janeiro systems, which served 70,272 subscribers, (2) installed transmitters in each of the additional eight cities where it has secured licenses, and (3) hired personnel and infrastructure necessary to support the Company's Sao Paulo and Rio de Janeiro operations. The Company expects that the proceeds of the Senior Notes and the issuance of redeemable preferred stock will be sufficient to complete the buildout of Initial Markets and may need to secure additional financing to complete the full commercial development of expansion markets.

          The principal capital expenditure requirements to construct a paging system involve the acquisition of pagers for leasing and the acquisition and installation of transmission facilities, both of which are directly related to the demand of paging service. Additional capital is required to fund operating losses incurred during the initial stages of construction and the commencement of paging services. The Company currently anticipates that its cash requirements (comprised of capital expenditures, working capital requirements, debt service requirements and anticipated operating losses) for the remaining six months will be approximately $[15 million].

          Inflation and Exchange Rates. Inflation and exchange rate variations have had, and may continue to have, substantial effects on the Company's results of operations and financial condition. In periods of inflation, many of the Company's expenses will tend to increase. Generally, in periods of inflation, a company is able to raise its prices to offset the rise in its expenses and may set its prices without government regulation. However, under Brazilian law designed to reduce inflation, the rates that the Company may charge to a particular subscriber may not be increased until the next anniversary of the subscriber's initial subscription date. Thus, the Company is less able to offset expense increases with revenues increases. Accordingly, inflation may have a material adverse effect on the Company's results of operations and financial condition.

          Generally, inflation in Brazil has been accompanied by devaluation of the Brazilian currency relative to the U.S. dollar. Devaluation of the real may also have an adverse effect on the Company. The Company collects substantially all of its revenues in reais, but pays certain of its expenses, (including pagers, a significant portion of its transmission equipment costs and substantially all interest expense) in U.S. dollars. To the extent the real depreciates at a rate greater than the rate at which the Company is able to raise prices, the value of the Company's revenues (as expressed in U.S. dollars) will be adversely affected. This effect on the Company's revenues may negatively impact the Company's ability to fund U.S. dollar-based expenditures. Accordingly, devaluation of the real may have a material adverse effect on the Company's results of operations and financial condition. Further, as of January 1, 1998, the Company's financial statements will reflect foreign exchange gains and losses associated with monetary assets and liabilities denominated in currencies other than the real. See footnote "Foreign Currency Translation" contained in the Notes to Consolidated Financial Statements. As a result, the devaluation of the real against the U.S. dollar will cause the Company to record a loss associated with its U.S. dollar monetary liabilities and a gain associated with its U.S. dollar monetary assets. Given that the Company has a net U.S. dollar monetary liability position, the net effect of the devaluation of the real against the U.S. dollar is to generate transaction losses in the Company's financial statements.

          Recent Economic Events. The economic and financial turmoil in Southeast Asia during 1997 has had an impact on many emerging markets, including Brazil. As a result of these events, the Brazilian government has taken significant measures to protect the real, as well as the gains achieved over the last several years by the Real Plan. Among other actions, on October 27, 1997, Brazil's Central Bank significantly raised short-term interest rates, and, on November 10, 1997, the Brazilian government announced a series of austerity measures, generally including budget cuts, restrictions on public indebtedness, tax increases, export incentives and restrictions on imports. These measures, which are having a negative impact on Brazil's economic growth, are designed to improve the country's fiscal and current account deficits and relieve pressure on the real. During the first quarter of 1998, short-term interest rates declined but remained higher than the rates in effect prior to the Brazilian government's October and November initiatives. The Brazilian government continues to attempt to protect its currency through various mechanisms. These include maintaining high short-term interest rates and maintaining high levels of import duties on various products. The short-term effect of these policies has been a tightening of consumer credit and increased rates of unemployment. Soon after the austerity measures were initiated, the Company began to experience an increase in customer delinquency rates which, among other things, resulted in the Company increasing its provision for doubtful accounts and increasing customer cancellations. The Company believes these difficulties are short-term in nature but there can be no assurance that the measures taken by the government and the Company will be successful, or that the increase in delinquent payments and service cancellations will abate.

          As a result of the recent devaluation of the Russian currency, Brazil has suffered from market uncertainty and an increase in capital outflows. The Company believes that such market uncertainty and increased capital outflows have impacted the trading price of its Senior Notes, which, to the Company's knowledge, were traded at approximately [60]% of principal amount on August 25, 1998, down from 80.85% of principal amount on June 30, 1998.

          Recent Developments. The Company has implemented certain management changes in the second and third quarters of 1998. Wilson Olivieri assumed the position of Vice President of Operations, formerly held by Marco A. Fregenal, and relinquished his position as Chief Financial Officer. Mr. Fregenal has assumed the position of Vice President of Sales and Neil R. Milano was appointed the new Chief Financial Officer of the Company. Prior to his appointment as Chief Financial Officer, Mr. Milano, a principal of Financial Consultants, Inc., a management consultant, advised the Company on strategic planning matters since the Company's inception. Mr. Milano has also served as Assistant Treasurer of Grand Metropolitan, Inc and Journal Register Company. Mr. Milano is 42 years old. In addition to his responsibilities as Chief Financial Officer, Mr. Milano will continue to oversee strategic planning.

                                     PART II

 Item 1.   Legal Proceedings

           None

 Item 2.   Changes in Securities

           None

 Item 3.   Defaults Upon Senior Securities

           None

 Item 4.   Submission of Matters to a Vote of Security Holders

           None

 Item 5.   Other Information

           None

 Item 6.   Exhibits

           3.1*    --   Bylaws of Paging Network do Brasil S.A. (English
                        Translation).

           4.1*    --   Indenture dated as of June 1, 1997 between Paging
                        Network do Brasil S.A. and The Chase Manhattan Bank, as Trustee (including exhibits).

           4.2*    --   Form of Senior Note (included in Exhibit
                        4.1).



          ---------

          *    Incorporated herein by reference to the
               Exhibit to the Company's Registration
               Statement on Form F-4, Registration No.
               333-29865.

                         SIGNATURES


          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             PAGING NETWORK DO BRASIL S.A.
                                                    (Registrant)



                                             By: /s/ Thomas C. Trynin
                                             ----------------------------------
                                                 Thomas C. Trynin
                                                 President and
                                                 Chief Executive Officer


Date:  August 28, 1998








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